UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan

Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025,
Supplemental Schedule as of December 31, 2025 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
NiSource Inc. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental schedule is the responsibility of Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 18, 2026

We have served as the Plan’s auditor since 2023.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

As of December 31,	2025	2024

Assets:
Investments - at fair value:
Common collective trusts	$1,861,797,911	$1,344,531,873
Mutual funds	142,728,000	349,785,674
NiSource Stock Fund	240,386,845	223,369,418
Money market fund	69,805,046	77,421,990
Total investments	2,314,717,802	1,995,108,955
Notes receivable from participants	39,753,654	37,863,856
Net Assets Available for Benefits	$2,354,471,456	$2,032,972,811

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2025
Additions:
Contributions:
Participant	$95,753,592
Employer	63,479,465
Total contributions	159,233,057
Investment income:
Net appreciation in fair value of investments	359,963,138
Dividends and interest	17,263,081
Net investment income	377,226,219
Interest income on notes receivable from participants	2,719,483
Class action settlement proceeds	8,664
Total additions	539,187,423

Deductions:
Benefits paid to participants	217,568,910
Administrative expenses, net	119,868
Total deductions	217,688,778
Net increase	321,498,645
Net Assets Available for Benefits - Beginning of year	$2,032,972,811
Net Assets Available for Benefits - End of year	$2,354,471,456

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
1.    Description of the Plan
NiSource Inc. (the "Company" or "NiSource") is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving approximately 3.8 million customers in six states. The following description of the NiSource Inc. Retirement Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other affiliate that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan covers collectively bargained and non-bargained employees. Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.
Plan Administration - The Company serves as the sponsor of the Plan. The NiSource Benefits Committee (the "Committee"), established and maintained by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, as provided by the Plan document, appoints members of the Committee. Fidelity Management Trust Company (the "Trustee") holds the Plan’s assets and executes investment transactions. The Plan offers, as investment options, various mutual funds, common collective trusts, a money market fund, and the NiSource Stock Fund. Participants may change their investment options in accordance with the Plan's provisions.
An Independent Fiduciary is appointed by the Committee to manage the NiSource Stock Fund. The Independent Fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the NiSource Stock Fund as an investment option under the Plan and may be removed by the Committee at any time within its sole discretion in accordance with the applicable governing documents. Upon resignation or removal of the Independent Fiduciary, the duties and responsibilities of the Independent Fiduciary will become duties and responsibilities of the Committee until a successor is appointed.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code ("IRC") limitations. Participants may elect to make a Roth in-plan conversion with respect to their accounts in the Plan. Participants who are at least 50 years old or who will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company matching contribution formulas for the 2025 Plan year are as follows:
a.For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the "NiSource Pension Plans") (i.e., employees in the "Next Gen" benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
b.For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefits, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
c.For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
d.For the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.
The matching contribution is invested in accordance with the participants' investment elections or, if none, in the "qualified default investment alternative," subject to collective bargaining.
Effective January 1, 2025, the Plan was amended to incorporate provisions of the SECURE Act 2.0, which allows eligible participants to make special catch-up contributions in accordance with Section 414(v)(2)(E)(i) of the IRC. Under this

NISOURCE INC.
RETIREMENT SAVINGS PLAN
amendment, participants who are eligible to make catch-up contributions to the Plan and who have attained age 60 but have not attained age 64 before the close of the Employee’s taxable year may make additional elective deferral contributions beyond the regular annual limit, subject to the catch-up contribution limits established by the Internal Revenue Service ("IRS").
Other Contributions - The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. Subsequent to year end, the Company authorized a discretionary contribution on February 12, 2026, which was paid on March 4, 2026, in the amount of $9,827,840.
Employees in the Next Gen benefit structure receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 4.5% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Next Gen employees are generally exempt employees hired or rehired on or after January 1, 2010, and Columbia Energy Group union and non-exempt non-union employees hired or rehired on or after January 1, 2013. The Plan permits the investment of Next Gen Employer Contributions in accordance with the participants’ investment elections or, if none, in the "qualified default investment alternative," subject to collective bargaining.
Automatic Enrollment - All newly hired or rehired employees are automatically enrolled in the Plan at a 6% pre-tax contribution level in accordance with the participants' investment elections or, if none, in the "qualified default investment alternative" subject to collective bargaining. The new hire has the option to stop or change the contribution percentage at any time.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer contributions from other qualified employer retirement plan assets to the Plan. These amounts are included in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Except as otherwise noted above, contributions to the Plan are invested as directed by the participant in such investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2025 and 2024. Participants may generally have a maximum of two loans outstanding at any given time, although an additional loan was available during the period between May 6, 2020 and September 22, 2020, due to actions taken to address the coronavirus pandemic, resulting in certain participants having three loans. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence, which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave due to long-term disability. Loan repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result. Refer to the "Recently Adopted Legislation and Regulations" disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Participant Distributions - Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•Age 59½ withdrawals;
•Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;
•Withdrawals during military service;
•Qualified birth or adoption withdrawal;
•Qualified disaster recovery withdrawal;
•Withdrawal in the case of domestic abuse and

NISOURCE INC.
RETIREMENT SAVINGS PLAN
•Hardship withdrawals, subject to Plan rules for such withdrawals.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $7,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, quarterly or monthly installments.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid at either December 31, 2025 or 2024.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for a discussion of fair value measurements. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Purchases and sales of investments are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Management fees and other operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. Poor investment performance by the investment funds selected by the participants may cause their balances to be lower than the amounts contributed to the Plan on their behalf.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of the Plan, participants may diversify their investment at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s investment in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company.  Certain other expenses of the Plan are paid from individual participant accounts. Certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. Such revenue sharing is rebated back to participants' accounts.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
For the year ended December 31, 2025, a total of $275,932 was rebated back to participants' accounts and used to offset Plan expenses. A portion of future Plan expenses can be paid from any revenue sharing amounts which cannot be rebated back to individual participant accounts due to distributions that occur prior to the scheduled allocation dates for such amounts.
Recently Adopted Legislation and Regulations - The Setting Every Community Up for Retirement Enhancement (SECURE) Act 2.0 of 2022 was signed into law December 29, 2022. This law, among other things, includes several required and optional provisions that will impact employee benefit plans that go into effect at various times through 2027. The provisions that were required to be implemented beginning in 2023 include the increase in the required minimum distribution (RMD) age from 72 to 73, a reduction in the excise tax due for failure to take a RMD, flexibility regarding recovery of inadvertent overpayments (including the ability in certain circumstances not to recoup amounts from participants), and a general limitation of the recontribution period for qualified birth or adoption distributions to three years. Optional provisions that could be implemented beginning in 2023 include the ability to give de minimis incentives to encourage employee participation in an employee benefit plan, to allow employer match or non-elective contributions to be made on a Roth basis, to permit reliance on participant self-certification for hardship withdrawals, and to allow for certain disaster-related and terminal illness distributions. The Plan has elected to adopt several provisions of the SECURE Act 2.0. Plan participants should refer to the most recent summary plan description and summary of material modifications for more details on the adopted provisions.
Subsequent Events - Subsequent events have been evaluated through June 18, 2026, which is the date the financial statements were available to be issued. No items were identified which would require disclosure in or adjustment to the financial statements.
3.    Fair Value Measurements
The Fair Value Measurements, Topic 820 of the FASB Accounting Standards Codification, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Basis of Fair Value Measurement
Level 1 - Valuation models utilize inputs based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability and market-corroborated inputs, (i.e., inputs that are derived principally from or corroborated by observable market data by correlation or other means).
Level 3 - Valuation models utilize inputs that are unobservable and significant to the fair value measurement.
The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2025, the Plan had no transfers in or out of Levels 1, 2, or 3.
The following tables set forth, by level within the fair value measurements hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with GAAP, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value measurements hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Fair Value Measurements at December 31, 2025
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$142,728,000	$142,728,000	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	237,993,144	237,993,144	—	—
Money market government portfolio	2,393,701	2,393,701	—	—
Money market fund	69,805,046	69,805,046	—	—
Total investments in the fair value hierarchy	$452,919,891	$452,919,891	$—	$—
Investments at net asset value:
Common collective trusts	1,861,797,911
Total	$2,314,717,802

		Fair Value Measurements at December 31, 2024
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$349,785,674	$349,785,674	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	221,265,715	221,265,715	—	—
Money market government portfolio	2,103,703	2,103,703	—	—
Money market fund	77,421,990	77,421,990	—	—
Total investments in the fair value hierarchy	$650,577,082	$650,577,082	$—	$—
Investments at net asset value:
Common collective trusts	1,344,531,873
Total	$1,995,108,955
Asset Valuation Techniques
Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a money market fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity. Both the money market fund within the NiSource Stock Fund and the separate money market fund are valued at cost, which approximates fair value since the cost is based on quoted prices in active markets for identical assets as of the measurement date.
Measurements Using Net Asset Value as a Practical Expedient - The Plan’s common collective trust investments are presented at fair value using the net asset value practical expedient in the statements of net assets available for benefits at both December 31, 2025 and 2024. The net asset value is based on the fair values of the underlying investments held by the common collective trust less its liabilities. The practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. The common collective trusts are direct filing entities (DFEs) and file a Form 5500 annual report with the U.S. Department of Labor. The Plan is not required to disclose the significant investment strategies of DFE investments. Redemptions are available on a daily basis upon one day’s notice.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

4.    Exempt Party-In-Interest Transactions
Certain Plan investments represent shares of mutual funds and common collective trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions but are structured to be exempt transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2025 and 2024, the Plan held 13,550,555 and 14,291,070 shares, respectively, of the NiSource Stock Fund, with a cost basis of $131,013,975 and $127,200,305 respectively. The NiSource Stock Fund includes 5,700,723 and 6,021,308 shares at December 31, 2025 and 2024, respectively, of common stock of the Company, held by the Plan Sponsor, with a cost basis of $128,620,274 and $125,096,602 respectively. During the year ended December 31, 2025, the Plan recorded $6,567,973 of dividend income for the common stock.
5.    Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the terms of the Plan and the applicable provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be non-forfeitable.
6.    Tax Status
The IRS has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the IRC, as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2025, the Plan has not taken any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.        Concentration of Investments
The Plan has a significant portion (i.e., greater than 10%) of its assets invested in certain asset pools. The following table summarizes such investment assets as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	Total assets	Percent of total investments	Total assets	Percent of total investments
Fidelity Growth Company Commingled Pool	$326,726,877	14%	$276,398,764	14%
Fidelity Total Market Index Fund	$—	—%	$216,193,691	11%
Spartan Total Market Index Pool	$234,783,134	10%	$—	—%
NiSource Stock Fund	$240,386,845	10%	$223,369,418	11%

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	(d) Cost**	(e) Current value
*	NiSource Inc.	NiSource Inc. Common Stock	$128,620,274	$237,993,144
*	Fidelity	Money Market Government Portfolio	2,393,701	2,393,701
		Total NiSource Stock Fund	$131,013,975	240,386,845
	Vanguard	Cash Reserves Federal Money Market		69,805,046
	Vanguard	Retirement Savings Trust IV		22,299,151
*	Fidelity	Balanced Fund		62,721,192
*	Fidelity	Contrafund Commingled Pool		160,762,259
	PIMCO	Inflation Response Multi-Asset Fund		11,394,077
*	Fidelity	Growth Company Commingled Pool		326,726,877
	Dodge and Cox	Stock Fund		15,892,110
	Earnest Partners	Smid Cap Core Fund		11,553,480
	Baird	Core Plus Bond Fund		6,694,717
	GQG Partners	International Equity CIT		51,202,986
	Geode Capital	Spartan Total Market Index Pool		234,783,134
	Geode Capital	Spartan Total International Index Pool		21,089,863
*	Fidelity	Freedom Blend Target Date 2010 Commingled Pool		5,769,913
*	Fidelity	Freedom Blend Target Date 2015 Commingled Pool		5,066,652
*	Fidelity	Freedom Blend Target Date 2020 Commingled Pool		25,687,078
*	Fidelity	Freedom Blend Target Date 2025 Commingled Pool		50,309,799
*	Fidelity	Freedom Blend Target Date 2030 Commingled Pool		142,094,490
*	Fidelity	Freedom Blend Target Date 2035 Commingled Pool		123,705,194
*	Fidelity	Freedom Blend Target Date 2040 Commingled Pool		173,176,951
*	Fidelity	Freedom Blend Target Date 2045 Commingled Pool		137,339,911
*	Fidelity	Freedom Blend Target Date 2050 Commingled Pool		174,369,363
*	Fidelity	Freedom Blend Target Date 2055 Commingled Pool		122,349,053
*	Fidelity	Freedom Blend Target Date 2060 Commingled Pool		53,092,305
*	Fidelity	Freedom Blend Target Date 2065 Commingled Pool		15,760,339
*	Fidelity	Freedom Blend Target Date 2070 Commingled Pool		1,032,999
*	Fidelity	Freedom Blend Retirement Commingled Pool		3,626,113
	Vanguard	Total Bond Market Index Fund		46,025,905
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.50%, and maturity dates ranging from 2026 to 2040		39,753,654
	Total Assets (Held at End of Year)			$2,354,471,456

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP

NISOURCE INC.
RETIREMENT SAVINGS PLAN
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)
NiSource Benefits Committee, as the Administrative Committee for the Plan

Date:	June 18, 2026	/s/ Gunnar J. Gode
Gunnar J. Gode
Senior Vice President, Chief Accounting and Tax Officer (Principal Accounting Officer)